UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 2)*
THE SECURITIES EXCHANGE ACT OF 1934
Euronav NV
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number)
Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Spyros Episkopou
+ (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1  (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 2, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,216,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,216,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

24,216,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.01%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,216,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,216,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

24,216,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.01%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,216,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,216,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

24,216,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.01%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich Holdings Limited and owned by Famatown Finance Limited.  The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and Mr. Fredriksen disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2022 and the Schedule 13D filed with the Commission on October 13, 2021 (collectively, as amended, the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”), with respect to the Ordinary Shares, no par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”). Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1.	Security and Issuer.

This Amendment No. 2 relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

(i) Famatown;

(ii) Greenwich Holdings; and

(iii) C.K. Limited.

Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iii) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Le Vesconte is a citizen of Jersey.
Lewis James Glyn Williams	Director	Mr. Williams principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Williams is a citizen of Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 24,216,865 Ordinary Shares of the Issuer held in the account of Famatown was $236,470,467, representing the working capital of Famatown.

None of the other persons named in response to Item 2 hold any Ordinary Shares in their accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired Ordinary Shares for investment purposes.  The Reporting Persons evaluate their investment in the Ordinary Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Representatives of the Reporting Persons reserve the right to engage in discussions from time to time with the Board of Directors and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

On April 7, 2022, the Issuer issued a press release, attached hereto as Exhibit B, announcing that Frontline Ltd., an exempted company incorporated in Bermuda (“Frontline”) and the Issuer have signed a term sheet (the “Term Sheet”) that has been unanimously approved by Frontline’s Board of Directors and the Issuer’s Supervisory Board, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 Frontline shares for every share of the Issuer resulting in the Issuer and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group (the “Combination”).

C.K. Limited serves as the trustee for the Trusts that are the indirect owners of Hemen Holding Limited, a company incorporated in Cyprus, which is the largest shareholder in Frontline, beneficially owning approximately 39% of Frontline’s issued and outstanding shares.  Hemen, certain of the Reporting Persons and other related companies have and remain committed to support the potential Combination.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s financial results for the year ended December 31, 2021, which were filed with the Commission on Form 20-F on April 14, 2022, there were 201,677,981 Ordinary Shares issued and outstanding as of December 31, 2021.  The Reporting Persons report beneficial ownership of the following Ordinary Shares:

Famatown may be deemed to be the owner of 24,216,865 Ordinary Shares, constituting 12.01% of the Ordinary Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 24,216,865 Ordinary Shares. Famatown has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 24,216,865 Ordinary Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 24,216,865 Ordinary Shares, constituting 12.01% of the Ordinary Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 24,216,865 Ordinary Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 24,216,865 Ordinary Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 24,216,865 Ordinary Shares, constituting 12.01% of Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 24,216,865 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 24,216,865 Ordinary Shares.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Ordinary Shares effected in open market purchases by the Reporting Persons since the Amendment No. 1 filed on April 28, 2022 are set forth on Schedule 1 to this Amendment No. 2.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B –  Press Release, dated April 7, 2022 (incorporated by reference to Exhibit B of Amendment No. 1)

Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 3, 2022
FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Exhibit A
JOINT FILING AGREEMENT
Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Ordinary Shares of the Issuer.
Date: May 3, 2022
FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Schedule 1
Transactions Effected since Amendment No. 1
The following transactions in the Ordinary Shares were effected in open market purchases by Famatown Finance Limited since the Amendment No. 1 filed on April 28, 2022:
Date	Amount of Ordinary Shares Bought/(Sold)	Approx. Price ($) per Ordinary Share
4/29/2022	2,000,000	11.834
5/2/2022	200,000	11.280